Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $12,342,000 Buffered Digital Index-Linked Notes due 2016

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (March 25, 2016) is based on the performance of the U.S. dollar value of the STOXX® Europe 600 Index as measured from the trade date (April 22, 2014) to and including the determination date (March 22, 2016). We will determine the U.S. dollar value of the index by multiplying the closing level of the index on the relevant trading day by the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) on that day. The initial index level and the final index level will incorporate this U.S. dollar adjustment. If the final index level on the determination date is greater than or equal to 100.00% of the initial index level of 464.9834395, you will receive the maximum settlement amount (of $1,162.50 for each $1,000 face amount of your notes). If the final index level declines by more than 10.00% from the initial index level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the index return is greater than or equal to 0.00% (the final index level is greater than or equal to 100.00% of the initial index level), the maximum settlement amount of $1,162.50;

•	if the index return is negative but not below -10.00% (the final index level is less than the initial index level but not by more than 10.00%), $1,000; or

•

if the index return is negative and is below -10.00% (the final index level is less than the initial index level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1111 times (b) the sum of the index return plus 10.00% times (c) $1,000.

Any appreciation of the U.S. dollar between the trade date and the determination date against the euro will negatively impact the return on the index and on your notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-11.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $969 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $990 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through August 22, 2014.

Original issue date:	April 29, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	1.55% of the face amount	Net proceeds to the issuer:	98.45% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 2837 dated April 22, 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 1630 dated August 24, 2012

•	General terms supplement dated September 23, 2013

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Buffered Digital Index-Linked Notes due 2016

INVESTMENT THESIS

•

For investors willing to forgo gains above a maximum payment of 116.25% of the face amount in exchange for (a) leveraged upside if the underlier return is positive but less than 16.25% and (b) a buffer against a loss of principal in the event of a decline of up to 10.00% in the final underlier level relative to the initial underlier level.

•	For investors willing to forgo interest payments and risk losing their entire investment for the potential to earn a maximum payment of 116.25%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	If the final underlier level is greater than or equal to 100.00% of the initial underlier level, a maximum of 116.25%;

•	If the final underlier level is less than 100.00% but greater than or equal to 90.00% of the initial underlier level, 100.00%; or

•

If the final underlier level declines by more than 10.00% from the initial underlier level, 100.00% minus approximately 1.1111% for every 1.00% that the underlier has declined below 90.00% of the initial underlier level

If the final underlier level declines by more than 10.00% from the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The STOXX® Europe 600 Index (Bloomberg symbol, “SXXP Index”)
Underlying Currency:	Euro
Face Amount:	$12,342,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	April 22, 2014
Settlement Date:	April 29, 2014
Determination Date:	March 22, 2016
Stated Maturity Date:	March 25, 2016
Initial Underlier Level:	464.9834395
Final Underlier Level:	The adjusted closing level of the underlier on the determination date
Adjusted Closing Level:	On any trading day, the product of the closing level of the underlier on such trading day multiplied by the exchange rate on such trading day
Exchange Rate:	For the underlying currency on any trading day, the official mid-WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one unit of the underlying currency
Initial Exchange Rate (USD/EUR):	1.37965
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold Level:	100.00% of the initial underlier level
Threshold Settlement Amount:	$1,162.50
Buffer Level:	90.00% of the initial underlier level (equal to a -10% underlier return)
Buffer Amount:	10.00%
Buffer Rate:	The quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%
Maximum Settlement Amount:	The threshold settlement amount
Cap Level:	116.25% of the initial underlier level
CUSIP/ISIN:	38148A753 / US38148A7533

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	116.250%
140.000%	116.250%
120.000%	116.250%
110.000%	116.250%
100.000%	116.250%
94.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks described under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1630 dated August 24, 2012, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 23, 2013 and “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1630” mean the accompanying product supplement no. 1630, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Digital Notes” on page S-35 of the accompanying product supplement no. 1630 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1630 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1630 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the STOXX® Europe 600 Index (Bloomberg symbol, “SXXP Index”)

Specified currency: U.S. dollars (“$”)

Underlying currency: euro

Terms to be specified in accordance with the accompanying product supplement no. 1630:

•	type of notes: notes linked to a single underlier

•	exchange rates: yes, as described below

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	buffer level: yes, as described below

•	threshold level: yes, as described below

•	upside participation rate: not applicable

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $12,342,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1630. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to final Treasury regulations and an Internal Revenue Service notice released on July 12, 2013, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus and “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance” in the accompanying product supplement no. 1630) will generally not apply to obligations that are issued prior to July 1, 2014; therefore, the notes will not be subject to FATCA withholding.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount;

•	if the final underlier level is less than the threshold level but greater than or equal to the buffer level, $1,000; or

•

if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level: 464.9834395

Final underlier level: the adjusted closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Threshold level: 100.00% of the initial underlier level

Threshold settlement amount: $1,162.50

Cap level: 116.25% of the initial underlier level

Maximum settlement amount: the threshold settlement amount

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Exchange rate: for the underlying currency on any trading day, the official mid-WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one unit of the underlying currency, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement

Initial exchange rate: 1.37965

Adjusted closing level: on any trading day, the product of the closing level of the underlier on such trading day multiplied by the exchange rate on such trading day

Trade date: April 22, 2014

Original issue date (settlement date): April 29, 2014

Determination date: March 22, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date: March 25, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: a day on which the underlier is calculated and published by the underlier sponsor, regardless of whether one or more of the principal securities markets for the underlier stocks are closed on that day, if the underlier sponsor publishes the level of the underlier on that day

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-40 of the accompanying product supplement no. 1630

ERISA: as described under “Employee Retirement Income Security Act” on page S-49 of the accompanying product supplement no. 1630

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 1630; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $1.50 of underwriting fees and $14.00 of selling commission.

We will deliver the notes against payment therefor in New York, New York on April 29, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38148A753

ISIN no.: US38148A7533

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels or exchange rates on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels and exchange rates that are entirely hypothetical; no one can predict what the underlier level or the exchange rate will be on any day throughout the life of your notes, and no one can predict what the final underlier level or the exchange rate will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold settlement amount	$1,162.50
Threshold level	100.00% of the initial underlier level
Cap level	116.25% of the initial underlier level
Maximum settlement amount	$1,162.50
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 111.11%
Buffer amount	10.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier or the exchange rate over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier or the exchange rate during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier“and “ — Historical Exchange Rates” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier or the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	116.250%
140.000%	116.250%
130.000%	116.250%
120.000%	116.250%
110.000%	116.250%
100.000%	116.250%
99.999%	100.000%
97.000%	100.000%
94.000%	100.000%
92.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 116.250% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 100.000% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 100.000% (the section right of the 100.000% marker on the horizontal axis) would result in a capped return on your investment.

The following two examples show the effect of the exchange rate on the cash settlement amount at maturity. On any trading day, the adjusted closing level of the underlier will equal the product of the closing level of the underlier on such trading day multiplied by the exchange rate on such trading day. Accordingly, changes in the exchange rate may impact the amount payable on the maturity date, if any, and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

Example 1: The hypothetical final underlier level is greater than or equal to the hypothetical cap level.

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
337.03	1.37965	464.9834395	421.2875	1.37965	581.229299375

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 25.00% from the closing level of the underlier on the trade date. In addition, the exchange rate on the trade date is equal to the hypothetical exchange rate on the determination date.

Because the hypothetical final underlier level is greater than or equal to the threshold level, the cash settlement amount that we would deliver on your notes at maturity would be equal to the hypothetical maximum settlement amount of $1,162.50. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the cap level.

Example 2: The hypothetical final underlier level is less than the hypothetical buffer level

Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Exchange Rate on the Trade Date	Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
337.03	1.37965	464.9834395	353.8815	1.0511619047619	371.9867516

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated from the closing level of the underlier on the trade date by 5.00%. However, the euro has depreciated against the U.S. dollar by approximately 23.81%.

Because the hypothetical final underlier level is less than the buffer level, the cash settlement amount that we would deliver on your notes at maturity would be equal to the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate of approximately 111.11% times (iii) the sum of the underlier return of -20.00% plus the buffer amount of 10.00%. Therefore, the cash settlement amount in this example would be equal to $888.89.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1630.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level, the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table, examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying product supplement no. 1630. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated September 23, 2013, and the accompanying product supplement no. 1630, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1630.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 1630.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based, in part, on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based, in part, on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the U.S. dollar value of the STOXX® Europe 600 Index as measured from the initial underlier level to the adjusted closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier or the underlying currency over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the adjusted closing level of the underlier may rise beyond the initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Subject to Foreign Currency Exchange Rate Risk

The closing level of the underlier will be adjusted to reflect its U.S. dollar value by converting the closing level of the underlier from euro (in which it is denominated) to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the euro, you may lose a significant part of your investment in the notes, even if the value of the underlier increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•	rates of inflation;

•	interest rate levels;

•	the balance of payments among countries;

•	the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the underlier or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

If the Levels of the Exchange Rate Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the exchange rate. Changes in the exchange rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1630.

Owning the Notes Is Not the Same as Owning the Underlying Currency

The return on your notes will not reflect the return you would realize if you actually purchased the underlying currency. Even if the underlying currency appreciates during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the underlying currency to appreciate while the market value of the notes declines.

Intervention in the Foreign Currency Exchange Markets by the Country Issuing the Underlying Currency Could Materially and Adversely Affect the Value of Your Notes

Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the underlying currency or the U.S. dollar use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in the country issuing the currency of the non-U.S. dollar denominated underlier to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing notes linked to foreign currencies is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that any band limiting the float of the underlying currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the underlying currency, the U.S. dollar, or any other currency.

A weakening in the exchange rate of the underlying currency relative to the U.S. dollar may have a material adverse effect on the value of your notes and the return on an investment in your notes.

The Eurozone Financial Crisis Could Negatively Impact Investors in the Notes

A number of countries in the eurozone are undergoing a financial crisis affecting their economies, their ability to meet their sovereign financial obligations, and their financial institutions. Countries in the eurozone that are not currently experiencing a financial crisis may do so in the future as a result of developments in other eurozone countries. The economic, political, legal and regulatory ramifications of this financial crisis, including any legal or regulatory changes made in response to the crisis, are impossible to predict. During the crisis, the USD/EUR exchange rate may be significantly more volatile than it has been in the past (as may the exchange rate between the euro and other currencies). In response to this crisis, governments and regulatory bodies have taken, and may in the future take, extraordinary measures to intervene in the currency markets for the euro and the economies and financial institutions of the eurozone. Increased volatility caused by the crisis and any economic, political, legal or regulatory changes made to address, or otherwise resulting from, the crisis and any intervention in the currency markets or eurozone economies could have an adverse effect on the USD/EUR exchange rate or the exchange rate between the euro and other currencies. There is also a possibility that one or more eurozone countries may cease to use the euro, which could also adversely affect the exchange rate between the euro and other currencies and potentially the convertibility of the euro in such countries. There is also the possibility that the euro may cease to exist or the USD/EUR exchange rate may otherwise become unavailable. If this were to happen, the determination date, and therefore the stated maturity date, for your notes could be postponed. In this case, the exchange rate used to calculate your payment at maturity, if any, would be determined by the calculation agent based on its assessment, made in its sole discretion. See “Supplemental Terms of the Notes – Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1630. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1630 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The STOXX® Europe 600 Index, which we refer to as the “underlier,” is a free float capitalization-weighted index of 600 stocks created by STOXX Limited, the underlier sponsor. The underlier is designed to provide a broad yet liquid representation of the largest (by free float market capitalization) companies of 18 European countries and contains a fixed number of 600 components. The underlier was introduced on June 15, 1998 based on an initial index value of 100 at December 31, 1991. The level of the underlier is disseminated on, and additional information about the underlier is published on, the STOXX Limited website: http://www.stoxx.com and on Bloomberg under the ticker SXXP (real-time euro-denominated price return calculation). We are not incorporating by reference the STOXX website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the underlier and may discontinue publication of the underlier at any time.

The underlier features 600 constituents from 18 European Countries. The 600 stocks are selected quarterly as described under “Maintenance of the Underlier” below. The top ten constituent stocks of the underlier as of March 31, 2014, by weight, are: Nestle (2.56%), Novartis (2.42%), Roche Holdings P (2.22%), HSBC (1.99%), Total (1.64%), BP (1.55%), Royal Dutch Shell A (1.49%), GlaxoSmithKline (1.37%), Sanofi (1.32%), and Siemens (1.18%).

As of March 31, 2014, the companies included in the underlier were divided by the underlier sponsor into the ten Industrial Classification Benchmark industry groups. Additional information about the ICB is published on the ICB website at www.icbbenchmark.com. We are not incorporating any information on that website into this pricing supplement. The ICB industry groups (with the percentage weight in the underlier as of March 31, 2014 in such industry group indicated in parentheses): Basic Materials 8.21%, Financials 22.90%, Industrials 13.60%, Consumer Goods 16.73%, Health Care 11.46%, Consumer Services 7.24%, Telecommunications 4.34%, Utilities 4.34%, Technology 3.27% and Oil & Gas 7.91%. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed, in this case the ICB. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of March 31, 2014, the constituents of the underlier were derived among 18 countries in Europe. The countries included, and their relative weightings as of March 31, 2014 in the underlier are: Austria 0.41%, Belgium 1.59%, Czech Republic 0.09%, Denmark 2.24%, Finland 1.45%, France 15.30%, Germany 13.39%, Greece 0.08%, Ireland 0.76%, Italy 4.13%, Luxembourg 0.34%, the Netherlands 4.01%, Norway 1.30%, Portugal 0.34%, Spain 5.12%, Sweden 4.77%, Switzerland 13.48% and the United Kingdom 31.19%.

Maintenance of the Underlier.

The composition of the underlier is reviewed by STOXX Limited quarterly. On the quarterly review date the eligible stocks in the relevant countries are ranked in terms of free float market capitalization to produce the underlier selection list. The selection list is updated on a monthly basis according to the review component selection process in case a replacement is needed for a deletion. To create the list, only the most liquid stock for each company is considered, and a liquidity screen of a 3-month average daily trading volume of greater than one million euros is applied. The eligible stocks remaining after application of the liquidity screen are ranked by their free float market capitalizations.

At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the underlier. The remaining 50 stocks are selected from the largest (by free float market capitalization) remaining current components ranked between 551 and 750 that meet all of the criteria (including the liquidity screen). If the number of stocks selected is still below 600, the largest (by free float market capitalization) remaining stocks are selected without regard to the liquidity screen until there are 600 stocks.

The components of the underlier are monitored on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin–offs, delistings and bankruptcy) that affect the underlier composition are immediately reviewed. Any changes are announced, implemented and made effective in line with the type of corporate action and the magnitude of the effect.

Deletion and Replacement of Component Stocks.

A deleted stock is replaced to maintain the fixed number of stocks. Usually, the replacement is based on the latest monthly selection list. In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it is equal to or above 550 on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the smallest current component stock as determined by the selection list.

The free float factors for each underlier stock that STOXX Limited uses to calculate the underlier, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review (subject to certain exceptions for extraordinary adjustments, which may be implemented and made effective more quickly). The free float factor reduces the underlier stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and shares held on a long-term basis are excluded from the underlier calculation (including, but not limited to, stock owned by the company itself or other companies, stock owned by government, stock owned by certain individuals or families, and restricted shares). In addition, the weight of each component in the underlier is capped at 20% of the underlier’s total free float market capitalization.

Underlier Calculation.

STOXX Limited calculates the underlier using the “Laspeyres formula,” which measures the aggregate price changes in the underlier stocks against a fixed base quantity weight. The formula for calculating the underlier value can be expressed as follows:

Underlier level = free float market capitalization of the underlier divided by the divisor.

The “free float market capitalization of the underlier” is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each underlier stock as of the time the underlier is being calculated. Where any underlier component stock price is unavailable on any trading day, the underlier sponsor will generally use the last reported price for such component stock. If an underlier stock trades in a currency other than euros, its stock price is converted into euros using the midpoint between the latest real-time bid and ask prices for that currency. The closing underlier level is calculated by converting non-euro stock prices to euros using fixed foreign exchange rates (WM fixed exchange rates).

The underlier is calculated using a divisor that helps to maintain the continuity of the underlier’s value across changes due to corporate actions. The divisor is calculated by starting with the previous divisor in effect (which we call the “original divisor value”) for the underlier and multiplying it by a fraction, the numerator of which is the sum for all underlier stocks (calculated on an individual stock basis) of the original underlier value for that underlier stock (as described below), plus or minus the difference between the closing free float market capitalization of the underlier and the original free float market capitalization of the underlier, calculated using the values used to calculate the original divisor value, and the denominator of which is the original free float market capitalization of the underlier. The closing free float market capitalization of the underlier is calculated in the same manner as the original free float market capitalization of the underlier, except that the values for underlier stocks that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated are adjusted to reflect adjusted closing prices, the new number of shares, and the free float factor. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is published. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Management Board.

Divisor Adjustments.

STOXX Limited adjusts the divisor for the underlier to maintain the continuity of the underlier values across changes due to corporate actions. The following is a summary of the adjustments to any underlier stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the underlier stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Adjusted price = closing price – dividend announced by the company * (1-withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A

Divisor: no change

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

(4) Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) Stock dividend from treasury stock if treated as extraordinary dividend:

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin–off:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11) Addition/deletion of a company

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12) Free float and shares changes

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

License Agreement between STOXX Limited and The Goldman Sachs Group, Inc.

The underlier is the intellectual property of (including registered trademarks) STOXX Limited and its licensors (collectively, the “Licensors”). The license agreement between the Licensors and The Goldman Sachs Group, Inc. provides that the following language must be set forth in this pricing supplement:

The Licensors have no relationship to The Goldman Sachs Group, Inc., other than the licensing of The Goldman Sachs Group, Inc. to use the underlier and the related trademarks for use in connection with the notes.

The Licensors do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the underlier or have any obligation to do so.

The Licensors will not have any liability in connection with the notes. Specifically,

•	The Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the underlier and the data included in the underlier;

•	The accuracy or completeness of the underlier and its data;

•	The merchantability and the fitness for a particular purpose or use of the underlier and its data;

•	The Licensors will have no liability for any errors, omissions or interruptions in the underlier or its data; and

•	Under no circumstances will the Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if the Licensors know that they might occur.

The licensing agreement between The Goldman Sachs Group, Inc. and the Licensors is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2011, 2012 and 2013 and the first two calendar quarters of 2014 (through April 22, 2014). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2011
Quarter ended March 31	291.16	262.18	275.90
Quarter ended June 30	283.93	263.98	272.86
Quarter ended September 30	275.93	214.89	226.18
Quarter ended December 31	249.42	217.46	244.54
2012
Quarter ended March 31	272.40	246.42	263.32
Quarter ended June 30	267.16	233.87	251.17
Quarter ended September 30	275.95	250.39	268.48
Quarter ended December 31	281.81	262.86	279.68
2013
Quarter ended March 31	298.52	283.88	293.78
Quarter ended June 30	310.59	275.66	285.02
Quarter ended September 30	315.05	285.46	310.46
Quarter ended December 31	328.26	305.13	328.26
2014
Quarter ended March 31	338.39	317.58	334.31
Quarter ending June 30 (through April 22, 2014)	339.18	326.58	337.03

Historical Exchange Rates

The USD/EUR exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that such exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical exchange rates shown below. The following table sets forth the published high, low and end of quarter daily exchange rates for the underlying currency for each of the four calendar quarters in 2011, 2012 and 2013 and the first two calendar quarters of 2014 (through April 22, 2014), as published by Bloomberg Financial Services for such periods. The exchange rate is expressed as the amount of U.S. dollars per one euro . As set forth in the following table, an increase in the exchange rate for a given day indicates a strengthening of the euro against the U.S. dollar, while a decrease in the exchange rate indicates a relative weakening of the euro against the U.S. dollar. We obtained the information in the table below from Bloomberg Financial Services, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that any cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of USD versus EUR

	High	Low	Close
2011
Quarter ended March 31	1.42115	1.29330	1.41910
Quarter ended June 30	1.48915	1.40220	1.44985
Quarter ended September 30	1.45350	1.34170	1.34170
Quarter ended December 31	1.41760	1.29145	1.29815
2012
Quarter ended March 31	1.34630	1.26665	1.33170
Quarter ended June 30	1.33390	1.23630	1.26905
Quarter ended September 30	1.31475	1.20850	1.28650
Quarter ended December 31	1.32595	1.27055	1.31840
2013
Quarter ended March 31	1.36960	1.27810	1.28410
Quarter ended June 30	1.34040	1.28240	1.29985
Quarter ended September 30	1.35425	1.27860	1.35365
Quarter ended December 31	1.38145	1.33495	1.37795
2014
Quarter ended March 31	1.39275	1.34855	1.37825
Quarter ending June 30 (through April 22, 2014)	1.38875	1.36935	1.37965

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-17
Validity of the Notes	PS-23

Product Supplement No. 1630 dated August 24, 2012
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Digital Notes	S-11
Additional Risk Factors Specific to the Underlier-Linked Digital Notes	S-31
General Terms of the Underlier-Linked Digital Notes	S-35
Use of Proceeds	S-40
Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49

General Terms Supplement dated September 23, 2013
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
Licenses	S-34
S&P 500® Index	S-35
MSCI Indices	S-40
Hang Seng China Enterprises Index	S-48
Russell 2000® Index	S-53
FTSE® 100 Index	S-59
Euro STOXX 50® Index	S-64
TOPIX	S-70
The Dow Jones Industrial AverageSM	S-75
The iShares® MSCI Emerging Markets ETF	S-78

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$12,342,000

The Goldman Sachs Group, Inc.

Buffered Digital Index-Linked Notes due 2016

Goldman, Sachs & Co.